Filed by: RPT Realty
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: RPT Realty (Commission File No.:001-10093)

News Release (NYSE:RPT)

RPT Realty Reports Third Quarter 2023 Results

Financial Highlights

•
Net (loss) income attributable to common shareholders for the third quarter 2023 of $(7.9) million, or $(0.09) per diluted share, compared to $11.3 million, or $0.13 per diluted share for the same period in 2022.

•	Third quarter 2023 Operating funds from operations (“FFO”) per diluted share of $0.24.

•	Same property net operating income (“NOI”) during the third quarter 2023 increased 2.6% compared to the same period in 2022, exceeding internal quarterly expectations.

Operational Highlights

•
Signed 747,672 square feet in the third quarter 2023, representing the fifth consecutive quarter of leasing volume over 500,000 square feet and the highest quarterly amount since the first quarter 2010.

•
Grew the signed not commenced rent and recovery income balance to $13.1 million as of September 30, 2023, up from $9.3 million as of June 30, 2023, representing an increase of over 8% above third quarter 2023 annualized NOI and increasing the total leased-to-occupied spread to 490 basis points.

•
Achieved a comparable new lease spread of 49.9%, during the third quarter 2023, exceeding the trailing twelve month average of 45.7%, with expected incremental returns on leasing capex of approximately 11%.

•	Reported a trailing twelve month blended comparable re-leasing spread of 11.6%, a new Company record.

•	Increased essential tenant mix by signing four grocer leases at properties that do not currently have a grocer.

•
Improved tenant credit by signing leases with three leading national retailers, backfilling two former Bed Bath & Beyond locations. Since the end of 2022, the Company has backfilled six of eight Bed Bath & Beyond stores, illustrating the robust demand from retailers for these spaces. Additionally, the Company is in LOI or lease negotiation regarding the remaining six locations, consisting of two former Bed Bath & Beyond stores and four buybuyBaby locations.

•	Commenced leases with several high-credit tenants including: Publix at The Crossroads, Total Wine at Dedham Point, Burlington at West Oaks II and Sierra at Northborough Crossing.

•
As previously announced, during the quarter, the Company entered into a definitive merger agreement under which RPT will be acquired by Kimco Realty Corporation (“Kimco”) in an all-stock transaction valued at approximately $2 billion, including the assumption of debt and preferred stock. The transaction is expected to close in the beginning of 2024, subject to RPT shareholder approval and other customary closing conditions. See the Company’s press release “Kimco Realty® to Acquire RPT Realty in All-Stock Transaction,” dated August 28, 2023 for additional details.

i

NEW YORK, November 2, 2023 - RPT Realty (NYSE:RPT) (the “Company” or “RPT”) today announced its financial and operating results for the quarter ended September 30, 2023.

“Since the announcement of our pending transaction with Kimco, the organization has remained disciplined in achieving our goals. We surpassed our internal targets for the quarter and recorded the second highest quarterly leasing volume in the Company’s history, while achieving a nearly 50% new lease spread and a return on leasing capital of about 11%,” said Brian Harper, President and CEO. “The majority of leases signed continued to be with high-credit, national retailers. We signed four new grocery tenants and we replaced two more Bed Bath & Beyond vacancies. Additionally, the Company is progressing steadily towards the closing of the proposed merger with Kimco. Our continued focus and operational success gives me confidence in the combined future of our two companies.”

FINANCIAL RESULTS

Net (loss) income attributable to common shareholders for the third quarter 2023 of $(7.9) million, or $(0.09) per diluted share, compared to $11.3 million, or $0.13 per diluted share for the same period in 2022.

FFO for the third quarter 2023 of $16.6 million, or $0.19 per diluted share, compared to $24.1 million, or $0.26 per diluted share for the same period in 2022.

Operating FFO for the third quarter 2023 of $21.4 million, or $0.24 per diluted share, compared to $25.2 million or $0.27 per diluted share for the same period in 2022. Operating FFO for the third quarter 2023 excludes certain net expenses that totaled $4.8 million, primarily attributable to merger costs, partially offset by above and below market lease intangible write-offs. The change in Operating FFO per share was primarily attributable to lower NOI from dispositions completed in 2022 and higher general and administrative expenses.

Same property NOI during the third quarter 2023 increased 2.6% compared to the same period in 2022. The increase was primarily driven by higher base rent, lower rent not probable of collection and higher net recovery income, partially offset by higher non-recoverable expense.

OPERATING RESULTS

The Company’s operating results include its consolidated properties and its pro-rata share of unconsolidated joint venture properties for the aggregate portfolio.

During the third quarter 2023, the Company signed 72 leases totaling 747,672 square feet. Blended re-leasing spreads on comparable leases were 11.4% with ABR of $17.54 per square foot. Re-leasing spreads on six comparable new and 41 renewal leases were 49.9% and 7.4%, respectively.

As of September 30, 2023, the Company had $13.1 million of signed not commenced rent and recovery income.

The table below summarizes the Company’s leased rate and occupancy results at September 30, 2023, June 30, 2023 and September 30, 2022 for the same property portfolio.

Same Property Portfolio	September 30, 2023	June 30, 2023	September 30, 2022
Total
Leased rate	94.2%	94.9%	95.4%
Occupancy	89.9%	91.6%	90.1%
Anchor (GLA of 10,000 square feet or more)
Leased rate	96.5%	97.6%	98.4%
Occupancy	91.3%	93.9%	92.3%
Small Shop (GLA of less than 10,000 square feet)
Leased rate	88.7%	88.3%	88.2%
Occupancy	86.5%	86.0%	84.6%

The impact of the remaining Bed Bath & Beyond closures detracted 130 and 220 basis points from the Company’s same property leased rate and occupancy, respectively, as of September 30, 2023.

BALANCE SHEET

The Company ended the third quarter 2023 with $4.6 million in consolidated cash, cash equivalents and restricted cash and $472.0 million of unused capacity on its $500.0 million unsecured revolving credit facility. At September 30, 2023, the Company had approximately $852.9 million of consolidated notional debt and finance lease obligations. Including the Company’s pro-rata share of joint venture cash and notional debt of $3.7 million and $53.8 million, respectively, resulted in a third quarter 2023 net debt to annualized adjusted EBITDA ratio of 6.9x. Proforma for the $13.1 million signed not commenced rent and recovery income balance, the net debt to annualized adjusted EBITDA ratio would be 6.3x. Total debt including RPT’s pro-rata share of joint venture debt had a weighted average interest rate of 3.76% and a weighted average maturity of 4.4 years.

DIVIDEND

As previously announced, on October 25, 2023, the Board of Trustees declared a regular cash dividend of $0.14 per common share. The cash dividend is payable on December 21, 2023 for shareholders of record on December 7, 2023. The Board of Trustees also approved a Series D convertible preferred share dividend of $0.90625 per share. The current conversion ratio of the Series D convertible preferred shares can be found on the Company’s website at investors.rptrealty.com/shareholder-information/dividends. The convertible preferred dividend is payable on January 2, 2024 for shareholders of record on December 20, 2023.

2023 GUIDANCE

In light of the Company’s previously-announced proposed merger with Kimco Realty, the Company is not providing guidance and it is not affirming past guidance.

The Company is not hosting a webcast conference call to discuss its quarterly results and operating performance.

SUPPLEMENTAL MATERIALS

The Company’s quarterly financial and operating supplement is available on its corporate investor relations website at investors.rptrealty.com. If you wish to receive copies via email, please send requests to invest@rptrealty.com.

RPT Realty owns and operates a national portfolio of open-air shopping destinations principally located in top U.S. markets. The Company’s shopping centers offer diverse, locally-curated consumer experiences that reflect the lifestyles of their surrounding communities and meet the modern expectations of the Company’s retail partners. The Company is a fully integrated and self-administered REIT publicly traded on the New York Stock Exchange (the “NYSE”). The common shares of the Company, par value $0.01 per share (the “common shares”) are listed and traded on the NYSE under the ticker symbol “RPT”. As of September 30, 2023, the Company’s property portfolio (the “aggregate portfolio”) consisted of 43 wholly-owned shopping centers, 13 shopping centers owned through its grocery-anchored joint venture, and 49 retail properties owned through its net lease joint venture, which together represent 14.9 million square feet of gross leasable area (“GLA”). As of September 30, 2023, the Company’s pro-rata share of the aggregate portfolio was 93.5% leased. For additional information about the Company please visit rptrealty.com.

Company Contact:

Vin Chao, Managing Director - Finance
19 W 44th St. 10th Floor, Ste 1002
New York, New York 10036
vchao@rptrealty.com
(212) 221-1752

FORWARD-LOOKING STATEMENTS

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “predict,” “may,” “will,” “should,” “target,” “plan” or similar expressions. The forward-looking statements included in this communication are based on our good faith beliefs, reasonable assumptions and our best judgment based upon current information, and, with respect to the proposed transaction with Kimco, each of the companies’ current plans, objectives, estimates, expectations and intentions, and, in each case, inherently involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which, in some cases, are beyond our ability to predict or control. Factors which may cause actual results to differ materially from current expectations include, but are not limited to: our success or failure in implementing our business strategy; economic conditions generally (including supply chain disruptions and construction delays) and in the commercial real estate and finance markets, including, without limitation, as a result of disruptions and instability in the banking and financial services industries, continued high inflation rates or further increases in inflation or interest rates, such as the inability to obtain equity, debt or other sources of funding or refinancing on favorable terms to the Company and the costs and availability of capital, which depends in part on our asset quality and our relationships with lenders and other capital providers; the level and volatility of interest rates; risks associated with bankruptcies or insolvencies or general downturn in the businesses of tenants; impact of any future pandemic, epidemic or outbreak of any other highly infectious disease, on the U.S., regional and global economies and on the Company’s business, financial condition and results of operations and that of its tenants; the potential adverse impact from tenant defaults generally or from the unpredictability of the business plans and financial condition of the Company’s tenants; the execution of deferral or rent concession agreements by tenants; our business prospects and outlook; acquisition, disposition, development and joint venture risks; risks and uncertainties associated with our and Kimco’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary RPT shareholder approval and satisfaction of other closing conditions to consummate the proposed transaction and the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement relating to the proposed transaction; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed merger; our insurance costs and coverages; increases in cost of operations; risks related to cybersecurity and loss of confidential information and other business interruptions; changes in governmental regulations, tax rates and similar matters; our continuing to qualify as a REIT; risks related to our ability to enter into leases based on the status of current LOIs or negotiations, on the terms and timelines currently contemplated or at all, and the other risks and uncertainties affecting us, including those described from time to time in our Securities and Exchange Commission (“SEC”) filings and reports, including in particular those set forth under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022 and future filings and reports by us. Except as required by law, we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Important Additional Information and Where to Find It
In connection with the proposed transaction, Kimco has filed with the SEC a registration statement on Form S-4 to register the shares of Kimco common stock, Kimco preferred stock and depositary shares in respect thereof to be issued in connection with the proposed transaction. The registration statement has not yet been declared effective. The registration statement includes a proxy statement/prospectus which will be sent to the shareholders of RPT seeking their approval of certain transaction-related proposals after the registration statement has been declared effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT RPT, KIMCO AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from RPT at its website, www.rptrealty.com or from Kimco at its website, www.kimcorealty.com. Documents filed with the SEC by RPT will be available free of charge by accessing RPT’s website at www.rptrealty.com under the heading Investors or, alternatively, by directing a request to RPT at invest@rptrealty.com or 19 West 44th Street, Suite 1002, New York, NY 10036, telephone: (212) 221-7139, and documents filed with the SEC by Kimco will be available free of charge by accessing Kimco’s website at kimcorealty.com under the heading Investors or, alternatively, by directing a request to Kimco at ir@kimcorealty.com or 500 North Broadway, Suite 201, Jericho, NY 11753, telephone: (516) 869-9000.

Participants in the Solicitation
RPT and Kimco and certain of their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of RPT in respect of the proposed transaction under the rules of the SEC. Information about RPT’s trustees and executive officers is available in RPT’s proxy statement dated March 16, 2023 for its 2023 Annual Meeting of Shareholders. Information about Kimco’s directors and executive officers is available in Kimco’s proxy statement dated March 15, 2023 for its 2023 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is and will be contained in the proxy statement/prospectus and other relevant materials filed and to be filed with the SEC regarding the proposed transaction as and when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RPT or Kimco using the sources indicated above.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

v

RPT REALTY
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)
(unaudited)

	September 30, 2023	December 31, 2022
ASSETS
Income producing properties, at cost:
Land	$301,404	$302,062
Buildings and improvements	1,376,161	1,373,893
Less accumulated depreciation and amortization	(409,263)	(386,036)
Income producing properties, net	1,268,302	1,289,919
Construction in progress and land available for development	37,778	37,772
Real estate held for sale	4,800	3,115
Net real estate	1,310,880	1,330,806
Equity investments in unconsolidated joint ventures	414,404	423,089
Cash and cash equivalents	4,155	5,414
Restricted cash and escrows	412	461
Accounts receivable, net	18,377	19,914
Acquired lease intangibles, net	32,496	40,043
Operating lease right-of-use assets	16,759	17,269
Other assets, net	111,694	109,443
TOTAL ASSETS	$1,909,177	$1,946,439

LIABILITIES AND SHAREHOLDERS’ EQUITY
Notes payable, net	$847,732	$854,596
Finance lease obligation	763	763
Accounts payable and accrued expenses	54,094	41,985
Distributions payable	15,803	14,336
Acquired lease intangibles, net	27,484	33,157
Operating lease liabilities	16,684	17,016
Other liabilities	6,361	5,933
TOTAL LIABILITIES	968,921	967,786

Commitments and Contingencies

RPT Realty (“RPT”) Shareholders’ Equity:
Preferred shares of beneficial interest, $0.01 par, 2,000 shares authorized: 7.25% Series D Cumulative Convertible Perpetual Preferred Shares, (stated at liquidation preference $50 per share), 1,849 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively	92,427	92,427
Common shares of beneficial interest, $0.01 par, 240,000 shares authorized, 85,712 and 85,525 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively	857	855
Additional paid-in capital	1,261,478	1,255,087
Accumulated distributions in excess of net income	(456,006)	(409,290)
Accumulated other comprehensive gain	24,074	21,434
TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO RPT	922,830	960,513
Noncontrolling interest	17,426	18,140
TOTAL SHAREHOLDERS’ EQUITY	940,256	978,653
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,909,177	$1,946,439

RPT REALTY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
REVENUE
Rental income	$52,413	$52,487	$150,724	$160,032
Other property income	889	1,012	2,690	3,227
Management and other fee income	1,586	1,231	4,772	2,848
TOTAL REVENUE	54,888	54,730	158,186	166,107

EXPENSES
Real estate tax expense	6,734	7,329	20,877	22,731
Recoverable operating expense	6,913	6,832	21,975	21,119
Non-recoverable operating expense	2,972	2,817	8,383	7,792
Depreciation and amortization	19,961	18,442	54,247	57,825
Transaction costs	3	405	13	4,881
General and administrative expense	9,673	9,372	27,968	26,394
TOTAL EXPENSES	46,256	45,197	133,463	140,742
Gain on sale of real estate	—	11,144	900	26,234

OPERATING INCOME	8,632	20,677	25,623	51,599

OTHER INCOME AND EXPENSES
Other (expense) income, net	(8,049)	530	(7,392)	895
Earnings from unconsolidated joint ventures	1,948	1,779	3,388	467
Interest expense	(8,803)	(9,568)	(26,342)	(26,650)
Loss on extinguishment of debt	—	(121)	—	(121)
(LOSS) INCOME BEFORE TAX	(6,272)	13,297	(4,723)	26,190
Income tax provision	(24)	(71)	(254)	(142)
NET (LOSS) INCOME	(6,296)	13,226	(4,977)	26,048
Net loss (income) attributable to noncontrolling partner interest	114	(251)	90	(502)
NET (LOSS) INCOME ATTRIBUTABLE TO RPT	(6,182)	12,975	(4,887)	25,546
Preferred share dividends	(1,676)	(1,676)	(5,026)	(5,026)
NET (LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDERS	$(7,858)	$11,299	$(9,913)	$20,520

(LOSS) EARNIGNS PER COMMON SHARE
Basic	$(0.09)	$0.13	$(0.12)	$0.24
Diluted	$(0.09)	$0.13	$(0.12)	$0.23

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	85,704	84,259	85,640	84,133
Diluted	85,704	84,855	85,640	84,861

RPT REALTY
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
FUNDS FROM OPERATIONS
(In thousands, except per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net (loss) income	$(6,296)	$13,226	$(4,977)	$26,048
Net loss (income) attributable to noncontrolling partner interest	114	(251)	90	(502)
Preferred share dividends	(1,676)	(1,676)	(5,026)	(5,026)
Net (loss) income available to common shareholders Adjustments:	(7,858)	11,299	(9,913)	20,520
Rental property depreciation and amortization expense	19,816	18,292	53,804	57,366
Pro-rata share of real estate depreciation from unconsolidated joint ventures (1)	4,776	3,715	16,969	14,535
Gain on sale of income producing real estate	—	(11,144)	(297)	(25,980)
FFO available to common shareholders	16,734	22,162	60,563	66,441
Noncontrolling interest in Operating Partnership (2)	(114)	251	(90)	502
Preferred share dividends (assuming conversion) (3)	—	1,676	—	5,026
FFO available to common shareholders and dilutive securities	$16,620	$24,089	$60,473	$71,969

Gain on sale of land	—	—	(603)	(254)
Transaction costs	3	405	13	4,881
Merger costs (4)	8,234	—	8,234	—
Severance expense (5)	—	—	1,130	—
Loss on extinguishment of debt	—	121	—	121
Above and below market lease intangible write-offs	(3,571)	(422)	(3,571)	(2,022)
Lease incentive write-offs	156	—	213	—
Pro-rata share of transaction costs from unconsolidated joint ventures (1)	—	8	—	8
Pro-rata share of above and below market lease intangible write-offs from unconsolidated joint ventures (1)	(1)	—	(22)	(984)
Pro-rata share of loss on extinguishment of debt from unconsolidated joint ventures (1)	—	20	—	20
Payment of loan amendment fees (6)	—	958	—	958
Insurance proceeds, net (4)	—	—	—	(136)
Operating FFO available to common shareholders and dilutive securities	$21,441	$25,179	$65,867	$74,561

Weighted average common shares	85,704	84,259	85,640	84,133
Shares issuable upon conversion of Operating Partnership Units (“OP Units”) (2)	1,604	1,635	1,604	1,685
Dilutive effect of restricted stock	2,249	596	2,091	728
Shares issuable upon conversion of preferred shares (3)	—	7,017	—	7,017
Weighted average equivalent shares outstanding, diluted	89,557	93,507	89,335	93,563

FFO available to common shareholders and dilutive securities per share, diluted	$0.19	$0.26	$0.68	$0.77

Operating FFO available to common shareholders and dilutive securities per share, diluted $	0.24	$0.27	$0.74	$0.80

Dividend per common share	$0.14	$0.13	$0.42	$0.39
Payout ratio - Operating FFO	58.3%	48.1%	56.8%	48.8%

(1)	Amounts noted are included in Earnings from unconsolidated joint ventures.
(2)	The total noncontrolling interest reflects OP Units convertible on a one-of-one basis into common shares.
(3)
7.25% Series D Cumulative Convertible Perpetual Preferred Shares of Beneficial Interest, $0.01 par (“Series D Preferred Shares”) are paid annual dividends of $6.7 million and are currently convertible into approximately 7.0 million shares of common stock. They are dilutive only when earnings or FFO exceed approximately $0.24 per diluted share per quarter and $0.96 per diluted share per year. The conversion ratio is subject to adjustment based upon a number of factors, and such adjustment could affect the dilutive impact of the Series D Preferred Shares on FFO and earning per share in future periods. In instances when the Preferred Share ratio exceeds basic FFO, the Preferred Shares are considered anti-dilutive, and as a result are not included in the calculation of fully diluted FFO and Operating FFO for the three and nine months ended September 30, 2023.

(4)	Amounts noted are included in Other (expense) income, net.
(5)
For the nine months ended September 30, 2023, severance expense is comprised of one-time employee termination benefits resulting from the reduction in force during February 2023. Amounts noted are included in General and administrative expense.

(6)	Amounts noted are included in General and administrative expense.

RPT REALTY
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(amounts in thousands)
(unaudited)
Reconciliation of net (loss) income available to common shareholders to Same Property Net Operating Income (NOI)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net (loss) income available to common shareholders	$(7,858)	$11,299	$(9,913)	$20,520
Preferred share dividends	1,676	1,676	5,026	5,026
Net (loss) income attributable to noncontrolling partner interest	(114)	251	(90)	502
Income tax provision	24	71	254	142
Interest expense	8,803	9,568	26,342	26,650
Earnings from unconsolidated joint ventures	(1,948)	(1,779)	(3,388)	(467)
Gain on sale of real estate	—	(11,144)	(900)	(26,234)
Other expense (income), net	8,049	(530)	7,392	(895)
Management and other fee income	(1,586)	(1,231)	(4,772)	(2,848)
Depreciation and amortization	19,961	18,442	54,247	57,825
Transaction costs	3	405	13	4,881
General and administrative expenses	9,673	9,372	27,968	26,394
Pro-rata share of NOI from R2G Venture LLC (1)	7,108	5,547	21,125	14,590
Pro-rata share of NOI from RGMZ Venture REIT LLC (2)	300	276	909	757
Lease termination fees	(5)	—	(66)	(154)
Amortization of lease inducements	306	190	743	618
Amortization of acquired above and below market lease intangibles, net	(3,979)	(907)	(4,843)	(3,766)
Straight-line ground rent expense	77	77	230	230
Straight-line rental income	(262)	(362)	(374)	(1,151)
NOI at Pro-Rata	40,228	41,342	119,903	122,741
NOI from Other Investments	(2,657)	(4,726)	(8,548)	(13,897)
Pro-rata share of NOI from RGMZ Venture REIT LLC (2)	(300)	(276)	(909)	(757)
Same Property NOI	$37,271	$36,340	$110,446	$108,087

(1)	Represents 51.5% of the NOI from the properties owned by R2G Venture LLC for all periods presented.
(2)	Represents 6.4% of the NOI from the properties owned by RGMZ Venture REIT LLC for all periods presented.

RPT REALTY
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(amounts in thousands)
(unaudited)

	Three Months Ended September 30,
	2023		2022
Reconciliation of net (loss) income to annualized proforma adjusted EBITDA
Net (loss) income	$(6,296)		$13,226
Interest expense	8,803		9,568
Income tax provision	24		71
Depreciation and amortization	19,961		18,442
Gain on sale of income producing real estate	—		(11,144)
Pro-rata share of interest expense from unconsolidated entities	555		489
Pro-rata share of depreciation and amortization from unconsolidated entities	4,776		3,715
EBITDAre	27,823		34,367

Merger costs	8,234		—
Above and below market lease intangible write-offs	(3,571)		(422)
Lease incentive write-offs	156		—
Transaction costs	3		405
Loss on extinguishment of debt	—		121
Pro-rata share of transaction costs from unconsolidated entities	—		8
Pro-rata share of above and below market lease intangible write-offs from unconsolidated entities	(1)		—
Pro-rata share of loss on extinguishment of debt from unconsolidated entities	—		20
Payment of loan amendment fees	—		958
Adjusted EBITDA	32,644		35,457
Annualized adjusted EBITDA	$130,576		$141,828

Reconciliation of Notes Payable, net to Net Debt
Notes payable, net	$847,732		$946,758
Unamortized premium	(49)		(97)
Deferred financing costs, net	4,490		5,531
Consolidated notional debt	852,173		952,192
Pro-rata share of notional debt from unconsolidated entities	53,823		53,698
Finance lease obligation	763		821
Cash, cash equivalents and restricted cash	(4,567)		(8,562)
Pro-rata share of unconsolidated entities cash, cash equivalents and restricted cash	(3,734)		(4,473)
Net debt	$898,458		$993,676

Reconciliation of interest expense to total fixed charges
Interest expense	$8,803		$9,568
Pro-rata share of interest expense from unconsolidated entities	555		489
Preferred share dividends	1,676		1,676
Scheduled mortgage principal payments	209		339
Pro-rata share of mortgage principal payments from unconsolidated entities	7		7
Total fixed charges	$11,250		$12,079

Net debt to annualized adjusted EBITDA	6.9	x	7.0	x
Interest coverage ratio (adjusted EBITDA / interest expense)	3.5	x	3.5	x
Fixed charge coverage ratio (adjusted EBITDA / fixed charges)	2.9	x	2.9	x

RPT Realty
Non-GAAP Financial Definitions

Certain of our key performance indicators are considered non-GAAP financial measures. Management uses these measures along with our GAAP financial statements in order to evaluate our operations results. We believe these measures provide additional and useful means to assess our performance. These measures do not represent alternatives to GAAP measures as indicators of performance and a comparison of the Company’s presentations to similarly titled measures of other REITs may not necessarily be meaningful due to possible differences in definition and application by such REITs.

Funds From Operations (FFO)
As defined by the National Association of Real Estate Investment Trusts (NAREIT), Funds From Operations (FFO) represents net income computed in accordance with generally accepted accounting principles, excluding gains (or losses) from sales of operating real estate assets and impairment provisions on operating real estate assets or on investments in non-consolidated investees that are driven by measurable decreases in the fair value of operating real estate assets held by the investee, plus depreciation and amortization of depreciable real estate, (excluding amortization of financing costs). Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis. We have adopted the NAREIT definition in our computation of FFO.

Operating FFO
In addition to FFO, we include Operating FFO as an additional measure of our financial and operating performance. Operating FFO excludes transactions costs and periodic items such as gains (or losses) from sales of non-operating real estate assets and impairment provisions on non-operating real estate assets, bargain purchase gains, severance expense, merger costs, accelerated amortization of debt premiums, gains or losses on extinguishment of debt, insured proceeds, net, accelerated write-offs of above and below market lease intangibles, accelerated write-offs of lease incentives and payment of loan amendment fees that are not adjusted under the current NAREIT definition of FFO. We provide a reconciliation of FFO to Operating FFO. In future periods, Operating FFO may also include other adjustments, which will be detailed in the reconciliation for such measure, that we believe will enhance comparability of Operating FFO from period to period. FFO and Operating FFO should not be considered alternatives to GAAP net income available to common shareholders or as alternatives to cash flow as measures of liquidity.

While we consider FFO available to common shareholders and Operating FFO available to common shareholders useful measures for reviewing our comparative operating and financial performance between periods or to compare our performance to different REITs, our computations of FFO and Operating FFO may differ from the computations utilized by other real estate companies, and therefore, may not be comparable. We recognize the limitations of FFO and Operating FFO when compared to GAAP net income available to common shareholders. FFO and Operating FFO available to common shareholders do not represent amounts available for needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. In addition, FFO and Operating FFO do not represent cash generated from operating activities in accordance with GAAP and are not necessarily indicative of cash available to fund cash needs, including the payment of dividends.

Net Operating Income (NOI) / Same Property NOI / NOI from Other Investments
NOI consists of (i) rental income and other property income, before straight-line rental income, amortization of lease inducements, amortization of acquired above and below market lease intangibles and lease termination fees less (ii) real estate taxes and all recoverable and non-recoverable operating expenses other than straight-line ground rent expense, in each case, including our share of these items from our R2G Venture LLC and RGMZ Venture REIT LLC unconsolidated joint ventures.

NOI, Same Property NOI and NOI from Other Investments are supplemental non-GAAP financial measures of real estate companies’ operating performance. Same Property NOI is considered by management to be a relevant performance measure of our operations because it includes only the NOI of comparable multi-tenant operating properties for the reporting period. Same Property NOI for the three and nine months ended September 30, 2023 and 2022 represents NOI from the Company’s same property portfolio consisting of 39 consolidated operating properties and our 51.5% pro-rata share of 11 properties owned by our R2G Venture LLC unconsolidated joint venture. Given the relative immateriality of our pro-rata share of RGMZ Venture REIT LLC in all periods presented, we have excluded it from Same Property NOI. All properties included in Same Property NOI were either acquired or placed in service and stabilized prior to January 1, 2022. We present Same Property NOI primarily to show the percentage change in our NOI from period to period across a consistent pool of properties. Same Property NOI excludes properties under redevelopment or where activities have started in preparation for redevelopment. A property is designated as a redevelopment when planned improvements significantly impact the property. NOI from Other Investments for the three and nine months ended September 30, 2023 and 2022 represents pro-rata NOI primarily from (i) properties disposed of and acquired during 2022, (ii) Hunter’s Square, Marketplace of Delray and The Crossroads (R2G) where the Company has begun activities in anticipation of future redevelopment, (iii) properties held for sale as of September 30, 2023, (iv) certain property related employee compensation, benefits, and travel expense and (v) noncomparable operating income and expense adjustments.

NOI, Same Property NOI and NOI from Other Investments should not be considered as alternatives to net income in accordance with GAAP or as measures of liquidity. Our method of calculating these measures may differ from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

RPT Realty
Non-GAAP Financial Definitions (continued)

Net Debt
Net Debt represents (i) our total debt principal, which excludes unamortized premium and deferred financing costs, net, plus (ii) our finance lease obligation, plus (iii) our pro-rata share of total debt principal, which excludes unamortized discount and deferred financing costs, net, of each of our unconsolidated entities, less (iv) our cash, cash equivalents and restricted cash, less (v) our pro-rata share of cash, cash equivalents and restricted cash of each of our unconsolidated entities. We present net debt to show the ratio of our net debt to our proforma Adjusted EBITDA.

EBITDAre/Adjusted EBITDA/Proforma Adjusted EBITDA
NAREIT defines EBITDAre as net income computed in accordance with GAAP, plus interest expense, income tax expense (benefit), depreciation and amortization and impairment of depreciable real estate and in substance real estate equity investments; plus or minus gains or losses from sales of operating real estate assets and interests in real estate equity investments; and adjustments to reflect our share of unconsolidated real estate joint ventures and partnerships for these items. The Company calculates EBITDAre in a manner consistent with the NAREIT definition. The Company also presents Adjusted EBITDA which is EBITDAre net of other items that we believe enhance comparability of Adjusted EBITDA across periods and are listed as adjustments in the applicable reconciliation. EBITDAre and Adjusted EBITDA should not be considered an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP.

Pro-Rata
We present certain financial information on a “pro-rata” basis or including “pro-rata” adjustments. Unless otherwise specified, pro-rata financial information includes our proportionate economic ownership of each of our unconsolidated joint ventures derived on an entity-by- entity basis by applying the ownership percentage interest used to arrive at our share of the net operations for the period consistent with the application of the equity method of accounting to each of our unconsolidated joint ventures. See page 33 of our quarterly financial and operating supplement for a discussion of important considerations and limitations that you should be aware of when reviewing financial information that we present on a pro-rata basis or include pro-rata adjustments.

Occupancy
Occupancy is defined, for a property or group of properties, as the ratio, expressed as a percentage, of (a) the number of square feet of such property economically occupied by tenants under leases with an initial term of greater than one year, to (b) the aggregate number of square feet for such property.

Leased Rate
Leased Rate is defined, for a property or group of properties, as the ratio, expressed as a percentage, of (a) the number of square feet of such property under leases with an initial term of greater than one year, including signed leases not yet commenced, to (b) the aggregate number of square feet for such property.

Metropolitan Statistical Area (MSA)
Metropolitan Statistical Area (MSA) information is sourced from the United States Census Bureau and rank is determined based on the most recently available population estimates.